Shareholder Rebuttal to
Kinder Morgan Inc.’s

Opposition Statement to Shareholder Proposal Item No. 8

Regarding Methane Emissions

Name of Registrant:  Miller/Howard Investments, Inc.

Name of Person Relying on Exemption:  Miller/Howard Investments, Inc.

Address of Person Relying on Exemption:  324 Upper Byrdcliffe Road, Woodstock, NY 12498

Stockholder Proposal – Item No. 8 – on Methane Emissions

This proposal has been filed by Helen Hamada, acting through Miller/Howard Investments, Inc. ("Miller/Howard").  It raises concerns about Kinder Morgan, Inc.’s policies regarding methane emissions from Kinder Morgan’s oil/gas production as well as its large gas distribution and transport operations.  Miller/Howard is asking the company to review its policies, actions, and plans to measure, disclose, mitigate, and set reduction targets for methane emissions.

Methane is the primary component of natural gas and accounts for approximately 9% of total U.S. greenhouse gas (GHG) emissions; by contrast, carbon dioxide accounts for nearly 80% of GHG emissions.  However, methane absorbs and traps heat up to 84 times more than carbon dioxide.1  According to the EPA, methane emissions from the oil and gas industries account for 29% of U.S. methane emissions.2  Methane emissions in this context include intentional and unintentional methane releases from oil and gas production and transportation.

Intentional methane emissions occur primarily from venting, whereby natural gas is released directly into the atmosphere. Venting is particularly detrimental to the climate and to air quality due to methane’s heat-trapping capacity and role as a smog precursor, as well as its other toxic emissions, including benzene and hydrogen sulfide.3

Unintentional/fugitive methane emission sources include emissions from newly producing well heads as well as leaks in pipes, valves, and fittings from both production equipment and transportation infrastructure. Methane may also be released intentionally by equipment design (for example, from pressure relief valves in pipeline systems).

1 http://www.edf.org/climate/methane
2 http://epa.gov/climatechange/ghgemissions/gases/ch4.html
3 http://www.edf.org/climate/methane

Numerous studies have attempted to quantify the amount of methane released from the oil and gas industry.  However, due to the scale and complexities associated with tracing methane emission sources, the studies have not been able to estimate a broadly applicable leakage rate for the industry.  Identifying individual sources of methane emissions is challenging because it is released from many natural processes; measurement systems must be able to differentiate between methane emitted from natural and fossil fuel sources.  In addition, satellite monitoring/measurement of methane are not possible.

Kinder Morgan, Inc.’s opposition statement argues the following:

Kinder Morgan argues that its methane emissions are disclosed via existing regulatory programs.  The Company further states that a report of the type requested in the proposal would provide stockholders with little useful information beyond that already provided through its website and that preparation of such a duplicative report would greatly outweigh any potential benefits.

Our Rebuttal and Rationale for a YES vote follows:

Methane Emissions
Implementing the Proposal would allow investors to better assess the Company’s exposure to unnecessary economic loss from leaking gas; regulatory risk (i.e. the Company’s ability to respond quickly and economically to a change in policy), and potential environmental liabilities.  Absent increased disclosure, shareholders are unable to effectively assess fugitive methane risk.  A strong program of measurement, mitigation, and disclosure would indicate a reduction in regulatory and legal risk, as well as efficient operations maximizing gas for sale and shareholder value.

Additionally, providing more comprehensive disclosure is in the interest of the Company, as it provides management the opportunity to explain what their various efforts to address methane emissions accomplish overall – anecdotes and qualitative mentions of participation in voluntary government programs are insufficient.

Currently, there is no disclosure of the methodology for how Kinder Morgan is measuring methane emissions, which can vary tremendously from simple throughput estimates to deploying measurement technologies. It is impossible to determine if current methodologies fall short given the lack of disclosure of how the Company is currently measuring methane emissions.

The company states in its 2014 10K filing, that “[b]ecause our operations, including the compressor stations and processing plants, emit various types of greenhouse gases, primarily methane and CO2, such new legislation or regulation could increase the costs related to operating and maintaining the facilities.”  However, Kinder Morgan does not disclose any information regarding methane emissions reporting on its website, thus leaving investors in the dark as to how the company manages this potential risk.

Kinder Morgan states in its Opposition Statement that the company’s methane emissions are disclosed via existing regulatory programs, such as the EPA’s Mandatory Greenhouse Gas Reporting regulations (40CFR Part 98).  However, EPA methodology is biased toward estimates, with minimal real-time measurement and monitoring.  In fact, the EPA’s Greenhouse Gas Reporting Program, which currently requires the largest industrial GHG emitters (8,000) to report their emissions represents only about 50% of all GHG emissions.4  Additionally, EPA programs provide no context as to how companies are managing emissions.

In the Environment, Health & Safety section of its website, Kinder Morgan provides no detail as to how the company is measuring and mitigating its methane reduction efforts.  In fact, the company makes no reference to air emissions and in particular, methane emissions, anywhere on its website.

Kinder Morgan notes in its Opposition Statement, the various programs and studies in which the company is participating.  However, none of these programs are referenced on its website.

More than 822 institutional investors support the CDP’s reporting framework, which solicits information specifically including methane emissions and reduction efforts. According to the CDP’s Carbon Action Initiative, 79% of the 227 responding companies reported emissions-reduction targets in 2014.5  To date, Kinder Morgan has not responded to the CDP.

The Company states that this information would be of limited usefulness to shareholders.  We disagree.  We believe that Kinder Morgan has the responsibility to provide this information to its shareholders in a complete report using quantitative data, including what the Company is currently doing to capture its vented or leaking methane and emissions reduction targets that the Company has going forward.

4 http://yosemite.epa.gov/opa/admpress.nsf/d0cf6618525a9efb85257359003fb69d/58d0225b6c4023ea85257d63005ca960!OpenDocument
5 https://www.cdp.net/CDPResults/Carbon-action-report-2014.pdf

Conclusion:

Investors have no way to analyze and evaluate Kinder Morgan, Inc.’s efforts, without appropriate disclosure.  In order for shareholders to fully evaluate methane risk, we strongly believe the Board of Directors needs to prepare a report to shareholders describing how the Company is managing and will manage methane leakage risk.  In order to be useful, the report should include material quantitative metrics and a discussion of measurement methodology and management systems and policies, including reduction targets.

For all the reasons provided above, we strongly urge you to VOTE FOR PROPOSAL 8.